April 20, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:     Mr. Ruairi Regan

Re:	APi Group Corporation

Registration Statement on Form S-4

Filed April 2, 2020

File No. 333-237553

Dear Mr. Regan:

On behalf of APi Group Corporation (the “Company”), we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 16, 2020 (the “Comment Letter”). The Company has previously publicly filed with the Commission, via EDGAR, its Registration Statement on Form S-4 (the “Registration Statement”). This letter, together with Amendment No. 1 to the Registration Statement on Form S-4 filed on the date hereof (as amended, the “Amended Registration Statement”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Registration Statement.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto and a statement identifying the location in the Amended Registration Statement of the requested or revised disclosure, if any.

For the Staff’s convenience, we are also providing copies of this letter and the Amended Registration Statement marked to show changes from the previously filed Registration Statement. Unless otherwise indicated, page references in the Company’s responses are to pages in the marked copy of the Amended Registration Statement. All capitalized terms that are not defined in this letter have the meanings ascribed to those terms in the Amended Registration Statement.

April, 20, 2020

Form S-4 filed April 2, 2020

APG Management’s Discussion and Analysis of Financial Condition and Results of Operations Economic, Industry and Market Factors, page 46

1.

We note your disclosures of potential adverse impacts from COVID-19. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g. number of cancelled projects, supplies that you cannot obtain). Refer to CF Disclosure Guidance: Topic No. 9.

The Company considered the Division of Corporation Finance’s Disclosure Guidance: Topic No. 9 in light of the continued evolution of the COVID-19 pandemic over recent weeks and the continued uncertainty surrounding its future impact on the Company’s business and, in response to the Staff’s comment, has updated its disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 46 of the Amended Registration Statement accordingly.

Combined Company, page 49

2.

We note your presentation of the combined results of operations of the Successor and the Predecessor for the year ended December 31, 2019. Please tell us how you determined it was appropriate to present these combined results without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment regarding the appropriateness of providing combined results for the predecessor and successor without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. In considering whether to reflect all relevant pro forma adjustments in the combined results, the Company consulted guidance within Item 303 of Regulation S-K and specifically the instructions to paragraph 303(a) which states “[t]he Registrant’s discussion and analysis shall be of the financial statements and other statistical data that the registrant believes will enhance a reader’s understanding of its financial condition, changes in financial condition and results of operations.” The Company respectfully advises the Staff that the Company believes the combined presentation (which is simply the arithmetic sum of the predecessor and successor amounts) provides investors with a useful comparison of the Company’s operating results in 2019 with prior annual periods presented.

As stated on page 43 of the APG Managements’ Discussion and Analysis of Financial Condition and Results of Operation, the Successor had no business operations until after the closing of the APi Acquisition on October 1, 2019. As such, the Company believes that a supplemental comparison of the results of operation of the combined entity, which is essentially the operations of Predecessor for all periods given the Successor was an acquisition vehicle prior to the APi Acquisition, is most useful to investors in evaluating the performance of the business over the periods presented. As required, the Registration Statement includes unaudited pro forma financial condensed combined financial information for the year ended December 31, 2019 prepared in accordance with Article 11 of Regulation S-X. There is no requirement to provide unaudited pro forma information for the year ended December 31, 2018 or for each segment.

In consideration of the pro forma adjustments that impact the current and prospective operating trends, the Company has amended the

April, 20, 2020

disclosure in various places in the “Combined Company” section of the APG Managements’ Discussion and Analysis of Financial Condition and Results of Operation to provide supplemental information regarding annual amounts of additional amortization of acquired intangible assets and depreciation expense, as well as to include unaudited pro forma combined gross profit, operating expenses, operating loss, interest expense, and investment and other income for the year ended December 31, 2019. This unaudited pro forma financial information is consistent with the disclosure the Company presented in the Article 11 unaudited pro forma condensed combined financial statements beginning on page 69 of the Amended Registration Statement in order to provide additional information to the reader.

In addition, the Company believes the unaudited pro forma condensed consolidated financial information does not provide as complete a picture of the impact of the APi Acquisition as the combined results because the expected benefits of the APi Acquisition would not be able to be retroactively reflected, while the accounting charges required by purchase price accounting under GAAP are retroactively reflected. Alternatively, because the combined presentation is simply the arithmetic sum of the predecessor and successor amounts, both of which are already separately presented in the identified table, the Company believes that its method of calculation of the combined results is straightforward, easy for potential investors to understand, and does not require management to make significant judgments or estimates.

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page F-41

3.

We note your reconciliation at the bottom of page F-42. Please clarify for us the nature of the deferred remeasurement line item. Within your response, please tell us your basis in U.S. GAAP for your accounting for this item.

The Company supplementally advises the Staff that the “deferred remeasurement” line in the Company’s income tax rate reconciliation relates to the dividend rights of the Founder Preferred Shares issued by the Company in 2017. For income tax purposes, any compensation event related to the dividend rights was incurred in 2017 which created an offsetting deferred tax liability. However, prior to 2019, the Company was domiciled in the British Virgin Islands (BVI) where the corporate tax rate is zero; therefore, the Company’s overall deferred tax rate was zero as well.

On October 1, 2019, concurrently with the closing of the APi Acquisition, the Company executed an inversion transaction under Section 7874 of the Internal Revenue Code, thus becoming a U.S. taxpayer with an expected federal deferred income tax rate of approximately 21%. Under ASC 740, a change in the Company’s expected deferred income tax rate is to be recorded in the period in which the transaction occurred and as an adjustment to income tax expense in the period of change. Concurrently with the inversion transaction, the gross deferred tax liability was remeasured using a 21% rate, the expected future reversal rate for this item.

April, 20, 2020

If you have any questions, please feel free to contact either Donn Beloff at (954) 768-8283 or me at (954) 768-8210.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Flora R. Perez
Flora R. Perez

cc:	Russell Becker, Chief Executive Officer, APi Group Corporation

Thomas Lydon, Chief Financial Officer, APi Group Corporation